MANAGEMENT’S DISCUSSION AND ANALYSIS - YEAR ENDED DECEMBER 31, 2010

March 16, 2011

TABLE OF CONTENTS

INTRODUCTION [2]
ADDITIONAL INFORMATION [2]
INFORMATION ABOUT FORWARD-LOOKING STATEMENTS [2]
CAUTIONARY NOTE TO U.S. INVESTORS [2]
OVERVIEW, REVIEW OF ACTIVITIES AND OUTLOOK [3]
STRATEGY [7]
RISK MANAGEMENT [7]
SELECTED ANNUAL FINANCIAL INFORMATION [8]
REVIEW OF FINANCIAL RESULTS [8]
SUMMARY OF QUARTERLY RESULTS (UNAUDITED) AND FOURTH QUARTER [9]
LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES [9]
FINANCIAL INSTRUMENTS [9]
NORMAL COURSE ISSUER BID [9]
CRITICAL ACCOUNTING ESTIMATES [9]
CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION [10]
INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) [10]
RISKS AND UNCERTAINTIES [10]
OTHER INFORMATION [12]
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING [12]

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”), dated March 16, 2011, focuses upon the activities, results of operations, and liquidity, financial condition and capital resources of Canadian Zinc Corporation (the “Company” or “Canadian Zinc” or “CZN”) for the year ended December 31, 2010.  In order to better understand the MD&A, it should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2010.

The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  The significant accounting policies are outlined in Notes 2 and 3 to the Company’s financial statements for the year ended December 31, 2010.  These principles conform in all material respects with generally accepted accounting principles in the United States, except as disclosed in Note 20 to the financial statements.

ADDITIONAL INFORMATION

Additional information about the Company, including the Company’s Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.canadianzinc.com.  Information is also available through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov.

Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and variances may be significant.

The Company reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

Alan Taylor, P. Geo., Chief Operating Officer, Vice President Exploration and Director of Canadian Zinc Corporation, is the Company’s Qualified Person for the purposes of National Instrument 43-101 and has approved the technical disclosures in the MD&A.

INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Forward-looking statements in this MD&A include statements with respect to:

•	the Company’s planned/proposed Prairie Creek Mine operations;
•	expectations around the process for obtaining operating permits;
•	the Company’s plans for further exploration at the Prairie Creek Mine;
•	future cost estimates pertaining to further development of the Prairie Creek Mine and items such as long-term environmental reclamation obligations;
•	the outlook for future prices of zinc, lead and silver;
•	the Company’s planned conversion to International Financial Reporting Standards; and
•	the impact to the Company of future accounting standards and discussion of risks and uncertainties around the Company’s business.

Words such as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”, or similar expressions, are intended to identify forward-looking statements.  Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.

Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results relating to, among other things, mineral reserves, mineral resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs, the timing of exploration, development and mining activities and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals the Company expects to produce, delays in obtaining permits, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates, technological and operational difficulties encountered in connection with the Company’s activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed under “Liquidity, Financial Condition and Capital Resources” and “Review of Financial Results.”

Other delays in factors that may cause actual results to vary materially include, but are not limited to, the receipt of permits or approvals, changes in commodity and power prices, changes in interest and currency exchange rates, geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations), cost escalation, unavailability of materials and equipment, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters, political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.  The Company does not currently hold a permit for the operation of the Prairie Creek Mine.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements.  Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities.  The Company does not undertake to update any forward-looking statements that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. INVESTORS

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this MD&A, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

OVERVIEW, REVIEW OF ACTIVITIES AND OUTLOOK

Canadian Zinc Corporation is a development stage company listed on the Toronto Stock Exchange under the symbol “CZN,” and in the United States on the OTCBB under the symbol “CZICF,” and is engaged in the business of exploration and development of natural resource properties.

The Company’s principal focus is to advance the Prairie Creek Mine (the “Mine” or “Prairie Creek”), a zinc/lead/silver property located in the Northwest Territories of Canada, towards production.

The Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 0.326% copper, and 161.12 grams silver per tonne,  a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 0.514% copper and 215 grams silver per tonne and additional exploration potential.  The Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

The Prairie Creek mineral deposit contains substantial quantities of zinc, lead and silver.  The Measured and Indicated Resource is capable of supporting a mine life in excess of fourteen years at the planned initial rate of 600 tonnes per day, which will increase to 1,200 tonnes per day, and the future inclusion of Inferred Resources is expected to extend the mine life to at least 20 years.

The proposed development and operation of the Prairie Creek Project is currently undergoing Environmental Assessment (“EA”) by the Mackenzie Valley Environmental Impact Review Board, and it is expected that the EA process will be completed in 2011.

Prairie Creek Mine – Environmental Assessment (“EA”) Overview

In March 2010, the Company submitted its Developer’s Assessment Report (“DAR”) for filing with the Mackenzie Valley Environmental Impact Review Board (“MVEIRB” or “Review Board”) and on May 20, submitted an Addendum to the DAR to the Review Board.  In a subsequent letter, dated May 28, 2010, the Review Board determined the DAR to be in conformity with the Terms of Reference.

The DAR is a report compiled by the Company and its consultants which incorporates further detailed mine site studies relating to various aspects of the proposed operation and the potential impact on the environment in addition to the studies previously completed as part of the original Project Description Report.  Particular emphasis and detail is placed on water quality impacts of the Mine on the Prairie Creek watershed.  This includes mine water effluent, groundwater and surface water regimes in the Prairie Creek watershed, and possible downstream impacts on water and aquatic ecosystems.

In addition, since the access road has been included in the scope of development, studies of various potential environmental effects of the operation of the road were further examined.  The wider scope of development in the environmental assessment has provided the opportunity to optimize the road access route through examining alternative local routes that will lessen potential environmental impacts.  The Company is proposing to re-align sections of the access road to accommodate the wishes of the Nahanni Butte Dene Band by avoiding wetlands and wildlife habitat, and Parks Canada by avoiding karst features in the newly expanded Nahanni National Park Reserve through which part of the access road passes.  The result has been the identification of a shorter road route that traverses firmer ground, has fewer bends and better gradients and which will improve safety and reduce human and environmental risks.

Following the submission and acceptance of the DAR, the Environmental Assessment proceeded with the first round of Information Requests.

A total of 131 Information Requests from various government departments and regulatory agencies were received on July 23, 2010. The Company’s responses to the Information Requests were submitted to the Review Board on September 13, 2010.  A series of Technical Meetings involving all interested parties were then held by the Review Board in the community of Dettah, near Yellowknife, over three days from October 6 to 8, 2010, at which detailed technical reviews and discussions were carried out.

On October 20, 2010 the Review Board published the invitation for a Second Round of Information Requests, focusing on the information presented during the Technical Meetings.    A further 53 Information Requests were received from government departments and regulatory agencies by the end of October 2010.  The Second Round Information Requests largely focus on water quality questions, including mine water effluent, groundwater and surface water regimes in the Prairie Creek watershed.

To adequately address a number of the Information Requests relating to site water management new bulk rock and water samples were collected from underground at the Prairie Creek Mine in order to perform more locked-cycle flotation tests to produce representative mill process water.  The mill process water was further analyzed and tested to aid in determining the optimum water treatment scheme for the proposed mining operations.  Additional site studies relating to hydraulic engineering, water storage pond facility, groundwater and transportation were also completed. Additional time was needed to complete these further detailed tests and laboratory studies and the Company submitted its responses to the Second Round of Information Requests to the Review Board on March 4, 2011.

The Review Board had announced on May 28, 2010, an estimated schedule for the EA, which outlined the Analytical phase, to be followed by a Hearing phase and Close of the public registry by December 2010, with a decision from the Review Board by March 2011.  The schedule was an estimate only and will be extended to accommodate the additional round of Information Requests.  It is expected that public hearings will now be held in April or May 2011 and that the EA process will be completed in mid 2011.

All proceedings, transcripts, technical reports and detailed information on the ongoing Environmental Assessment (EA0809-002) of Canadian Zinc’s Prairie Creek Mine are available on the website registry of the Review Board at http://www.reviewboard.ca/registry/.

After the Review Board decision the Report of EA is forwarded to the Federal Minister of Indian and Northern Affairs Canada for further review. It is uncertain how long the review by the Minister may take.  If accepted by the Minister the application is returned to the Review Board with recommendations to refer it back to the Mackenzie Valley Land and Water Board (“MVLWB”) to proceed to the permitting phase.

Following the EA will be a further regulatory stage, managed by the MVLWB (with input from territorial and federal agencies), before permits are issued.  These permits will likely include conditions recommended as a result of the EA.

Since 2001 the Company has successfully obtained seven permits for the exploration and development of the Prairie Creek property from the MVLWB, including two Type “B” Water Licences, four Land Use permits for exploration activities and underground development and a winter road permit.  Various aspects of the Prairie Creek Project have been the subject of five previous EAs carried out by MVEIRB, all of which resulted in recommendations that the relevant project be allowed to proceed.

Although the Company has experienced long delays in obtaining permits, and expects a continued lengthy process with its permitting activities, the Company has, to date, successfully carried out extensive programs at Prairie Creek, in accordance with all regulatory requirements and in compliance with all permits and licences.

Given the open-ended nature of the Mackenzie Valley permitting process, and the Company’s experience to date, it is likely that the Environmental Assessment process will extend for a considerable time.

Prairie Creek Operations Update

Work at the Prairie Creek mine site during the summer of 2010 included continuing care and maintenance, environmental monitoring programs, road construction and repair, and a diamond drill exploration program.

Further repair work to the mine access road was completed, specifically adjacent to the Prairie and Funeral creeks.  Engineering assessments along the road access route, including terrain, vegetation and creek crossing studies, were carried out by various consultants during 2010.  In addition a new eight kilometre long access road to the new drill pad at Casket Creek was constructed.

In August a perimeter land survey was completed on the Gate mineral claims resulting in an adjusted total surface area for the new Gate mining leases of 2,776 hectares.  The Gate Claims contain similar geology to that of the Prairie Creek mine and grassroots exploration developed new base metal targets some of which still remain underexplored.  The proximity of these claims to the Prairie Creek Mine, and the similarities in geology, justified upgrading the mineral tenure of these claims to long term mining leases.  The new Mining Leases were received February 16, 2011 and are dated September 9, 2009 and have a term of twenty one years up to September 9, 2030.

The Way 6 mineral claim expired on November 1, 2010 and was allowed to lapse due to lack of significant anomalies worthy of further exploration. The grand total of land holdings (including mining claims, mining leases and surface leases) at Prairie Creek now totals 8,218 hectares.

A program was undertaken to remove, by airlift, all PCB (polychlorinated biphenyls) contaminated material that has been stored in a dedicated safe facility on site since 1982. This follows a similar program that removed all old cyanide from the site in 2008. The Company contracted Hazco Environmental Services to repackage, remove and transport the PCB material off-site to be disposed of, by incineration, at the certified Earth Tech Swan Hills disposal facilities in Northern Alberta.

More than 136,000 litres of diesel fuel were hauled into the Prairie Creek site by DHC-5 Buffalo aircraft to support further operations and, in preparation for the diamond drill program, an airlift of a new drill rig to the site was carried out.

Community Relations

During the year 2010, the Company continued its Impact Benefits Agreement discussions and engagement with the local communities of Nahanni Butte Dene Band and Liidlii Kue First Nation (Fort Simpson) with whom Canadian Zinc has entered into Memoranda of Understanding to establish mutually beneficial, cooperative and productive relationships.  Canadian Zinc has agreed to use its best efforts to employ community members on a first preference basis and to assist the communities to benefit from the business opportunities associated with the Prairie Creek Project.

On January 20th 2011 the Company attended a ceremony in Nahanni Butte and signed the The NAH?A DEHE DENE PRAIRIE CREEK AGREEMENT which provides  for an ongoing working relationship between Canadian Zinc Corporation and the Nah?a Dehe Dene Band  (Nahanni Butte Dene Band) that respects the goals and aspirations of each party and will enable the Nahanni community members to participate in the opportunities and benefits offered by the Prairie Creek Project and confirms their support for the Prairie Creek Mine.

The Agreement provides a framework such that training, employment and business contracts are made available to Nahanni to ensure maximization of benefits from opportunities arising from the Prairie Creek Project in a manner that will be to the mutual benefit of both parties.

On-going community relations continued throughout the year, including meetings, events, and community sponsorship programs.  A regional council has been formed, referred to as the Nahendeh Aboriginal Economic Council (“NAEC”) which involves a number of local communities in the Dehcho region.  The mandate of the NAEC is to provide leadership and awareness in the successful development of aboriginal businesses, contract bidding, employment training programs and employment to meet the needs of the Prairie Creek Mine and other future economic developments in the region, and to facilitate the pooling of regional resources to service contracts that might otherwise be beyond the capacity of the individual Bands.

The Company is very much in support of regional training initiatives which will assist the future Prairie Creek Mine operations securing an educated and trained local work force.  Discussions and meetings have been held with the Mine Training Society and the Canadian Northern Economic Development Agency relating to developing programs to provide an opportunity for residents of the Dehcho to improve their skills through training, which in turn will provide more options for their future employment.

Deep Hole Exploration Program

The 2010 diamond drill exploration program was designed to test for extensions of the inferred vein mineral resource to the north of the Prairie Creek Mine, where the host geology and structure are projected to continue at depth, approximately 1.5 kilometres north of the last drill hole within the currently defined mineral resource.

Since the target geology was projected to occur at a depth beyond the reach of the Company’s existing drills, a new higher capacity HTM2500 diamond drill rig was airlifted to the property.   A drilling   pad was selected at a location next to Casket Creek, a new eight kilometre long access road was constructed and diamond drilling at Casket Creek commenced in early August.  To mid October 2010, 2,703 metres of drilling had been completed in three holes.

Drill hole PC-10-186 was successfully completed to a depth of 1,557 m. This hole intersected and confirmed the presence of the target Whittaker Formation, which hosts the majority of the defined mineral resource at the Prairie Creek mine, at a down hole depth of 1,500 m.  New stratigraphical information at depth in this hole enabled determination of a more precise target location of the potential vein hosting structure.

A second wedged drill hole, PC-10-186W1, was redirected from the upper part of PC-10-186 and steered to the west toward the revised target location. Down hole technical problems were encountered after about 150 metres into the wedged hole, at an estimated depth of about 536 metres, forcing abandonment of this hole.

A third hole, PC-10-187, with a revised orientation, was collared at surface from the same drill pad and had reached a down hole depth of 652 metres when weather conditions created difficulties and concerns related to the eight kilometre drill access road and it was decided to suspend drilling activities until next season.  The drill rig has been winterized and remains on location at the Casket Creek drill site.

The 2010 deep drilling exploration program has confirmed the presence of the host Whittaker geological formation at the projected horizon, about four kilometres north of the Prairie Creek Mine portal, and the potential vein target, projected to lie at a down hole depth of about 1,500 metres, remains untested.  The nearest drill hole, PC-95-125 located approximately 1.5 kilometres to the south towards the Mine, drilled in 1995, returned multiple mineralized vein intersections 750 metres down the hole, including a 6.3 metre intercept grading 18.7% zinc, 8.5% lead and 239 grams per tonne silver. It is anticipated that the deep hole exploration program will continue in 2011.

The Company holds a Land Use Permit MV2004C0030 for exploration issued by the MVLWB for the period up to May 2011.  The Company recently received a two year extension to this Land Use Permit which now expires May 10, 2013.

Feasibility Study Commenced

In February 2011 the Company engaged SNC-Lavalin Inc., (“SNC”) of Vancouver to complete a Feasibility Study on the Prairie Creek Mine.  With the Environmental Assessment Process nearing completion the major operational parameters are now being determined that will factor into the project implementation and this presents the opportunity to evaluate the capital costs and financial analysis through the completion of the Feasibility Study,  in anticipation of construction financing. It is expected that the Feasibility Study will be completed before the end of 2011 and will allow CZN to base financing decisions.

The general scope of the Feasibility Study will include the following:

•	Detailed Engineering and Design, including mining equipment, on-site and off-site infrastructure, transportation and logistics;
•	Construction Schedule and Execution plan;
•	Capital and Operating cost estimates.

A number of key aspects of the Study are already well advanced and will be integrated into the Feasibility Study through the continued participation of subcontractors including; DRA Americas for DMS plant design; Mine Paste Engineering for Paste Plant design; Golder & Associates for site facility design; and SGS Lakefield Research Ltd., for metallurgy and processing.

SNC is experienced in the design, development and delivery of mining, processing, tailings, infrastructure and transportation facilities and some SNC personnel have had involvement in the Prairie Creek Project since it was originally designed by Kilborn Engineering (subsequently acquired by SNC) and constructed in 1982. SNC also has comprehensive knowledge with respect to the unique challenges of designing and constructing mine projects in the Northwest Territories, having been recently involved in the development of Rio Tinto’s Diavik diamond mine (NWT) and Newmont’s Hope Bay Davis North gold project (Nunavut).

A substantial amount of technical data has been accumulated on the Prairie Creek Project, dating back to before the completion of the Prairie Creek Definitive Feasibility Study by Kilborn Engineering in 1980.  Subsequent to this formal report numerous other technical and economic studies have been carried out while exploration of the property continued. Over the course of the last two years SNC-Lavalin has been assisting the Company with various aspects of project planning and design as part of the ongoing Environmental Assessment process.

Investment in Vatukoula Gold Mines Plc

Canadian Zinc currently holds 12,573,380 shares of Vatukoula Gold Mines plc (“VGM”), which represents approximately 15% of the issued share capital.  VGM is a UK company, listed on AIM (part of the London Stock Exchange), which currently owns and operates the Vatukoula Gold Mine located in Fiji.

The shares of VGM were acquired for investment purposes.  Depending on the performance of the Vatukoula mine and on market and other conditions, Canadian Zinc may from time to time in the future increase or decrease its ownership, control or direction over the shares of VGM, through market transactions, private agreements or otherwise.

Cautionary note:  The historic and forward-looking information presented below with regard to the actual and proposed operations of Vatukoula Gold Mines Plc has been summarized from VGM’s publicly filed documents.

The Vatukoula Gold Mine (formerly the Emperor Gold Mine) in Fiji has an operational history of over 70 years during which time it is reported to have produced some seven million ounces of gold and over two million ounces of silver from the treatment of around 22.5 million tonnes of ore.  Production at the mine was suspended by the previous owners in 2006.  VGM acquired the Vatukoula Gold Mine in April 2008 and has since then re-established gold mining operations.

 VGM has reported, in an updated  Mineral Reserves and Mineral Resources Report (prepared in accordance with National Instrument 43-101 by Mr. John Tyrell and Mr. David Lee, who are Qualified Persons and full-time employees of AMC Consultants Pty Ltd.) that, as at August 31, 2010, the Vatukoula Gold Mine had:

•	A combined Proven and Probable Reserve estimate of 3.4 million tonnes of ore grading 7.6 grams of gold per tonne for contained gold of 830,000 ounces;
•	An underground combined Measured and Indicated Mineral Resource of 6.6 million tonnes grading 10.8 grams of gold per tonne for contained gold of 2.3 million ounces; and
•	An Inferred Mineral Resource of 4.2 million tonnes grading 9.9 grams of gold per tonne for contained gold of 1.34 million ounces.

Year ended 31 August 2010

For its financial year ended August 31, 2010, VGM recorded Net Profit of £4.5 million, compared to a loss of £9.4 million in 2009.  Turnover for the year ended August 31, 2010 was £40.4 million, compared to a turnover of £18.8 million 2009, the increase being attributable to a significant increase in production and higher gold price received.

Gold recoveries increased to 59,658 ounces of gold, recovered from 441,924 tonnes of ore (2009: 33,757 ounces of gold from 220,516 tonnes of ore).  Underground operations produced over 243,000 tonnes at an average grade of 7.43 grams per tonne, representing a 29% increase over 2009.

VGM Summary

Years ended 31 August	2009	2010
Production statistics
Underground ore processed	188,421	243,417
Average ore head grade(g/t Au)	6.28	7.43
Surface ore processed	32,095	198,507
Average ore head grade (g/t Au)	1.78	1.75
Process recovery rate	85%	86%
Gold recovered (ounces)	33,757	59,658
Gold produced (ounces)	33,426	56,214

Cash cost per ounce recovered (US$/oz)	895	810
Cash cost per ounce produced (US$/oz)	904	860

Ore mined for the year ended August 31, 2010 increased to 261,188 tonnes from 212,536 tonnes in the previous year.  The ramp up in underground production has shown a steady increase in underground ore mined over the past four quarters.  This has increased from 45,105 tonnes in the first quarter, to 62,606 tonnes in the second, 71,534 tonnes in the third and 81,943 tonnes in the final quarter.

Underground production for the year increased gradually as part of the mine’s sustainable production plan. Initially, production from underground was in the region of 13,000 tonnes per month, increasing to over 22,000 tonnes by the end of the year. Overall underground operations produced over 243,000 tonnes at an average grade of 7.43 grams per tonne, recovering 48,741 ounces during the year.

The erratic grade delivered as a result of underground operations has been a feature of the year’s production. Delivered grades from the mine, as recorded at the processing plant varied from four grams per tonne to over twenty grams per tonne on a daily average. In the early part of the year, this was the result of the accelerated development program and a relatively small proportion of underground ore from the stoping areas.

Recoveries from the oxide circuit for the year were 10,917 ounces of gold produced from just over 198,000 tonnes of material at a grade of 1.75 grams gold per tonne. Mine geologists are undertaking surface exploration to identify additional oxide material.

Over the course of the second half of the year and continuing in to the 2011 financial year, the development of the mine has been a major focus. Previously underground mining operations were restricted by the lack of availability of new mining areas which was further compounded by the absence of suitable mine planning drill locations.

Toward the end of the year the Philip Shaft was repaired between levels 16 and 18. The shaft was damaged following mining of the shaft pillar by previous operators. The existing shaft support was removed and a new support was installed. Some of the shaft furniture has been replaced. Since year-end, the lower sections of the shaft have been inspected and refurbished as required. The mine is now able to use the hoists in the Philip Shaft to level 18.

VGM Financial Highlights

Years ended 31 August	2008*	2009	2010
£ ‘000
Revenue	3,817	18,837	40,354
Gross (loss)/margin	(624)	1,408	12,322
Operating (loss)/profit	(4,371)	(9,991)	3,809
Net (loss)/profit before taxation	(4,068)	(9,906)	3,685
Net cash (used)/generated in operating activities	(7,540)	(4,235)	3,708
Net cash inflow/(outflow)	2,213	(1,258)	11,431
*represents production from 1st April 2008 when the Company acquired the Vatukoula Gold Mine in Fiji

VGM’s reported revenue for the year ended August 31, 2010 increased to £40.4 million, which compares to £18.8 million in the previous financial year and £3.8 million in 2008.  Overall, there was a significant improvement in VGM’s gross profit, which rose from £1.4 million in 2009 to £12.3 million. This reflected the higher levels of gold production and higher gold prices achieved during the year. In addition higher production volumes from open pit sources and more efficiencies led to a decrease in unit costs on a per tonne and per ounce basis.

Cash operating costs per ounce of gold recovered were US$810 per ounce for 2010, down from US$895 in the same period last year. The average gold price realised for 2010 was US$1,150 per ounce, up very significantly from US$881 per ounce realised in the previous year.

Net profits after tax increased to £4.5 million (2009: loss of £9.4 million). The majority of this increase is attributable to the increase in production,   and part is attributable to an increase in non-cash foreign exchange gains which were £2.2 million (2009: £1.0 million).

VGM generated net cash of £3.7 million (2009: used £4.2 million) from its operational activities.

During the year VGM’s capital expenditure increased to £9.9 million (2009: £1.7 million). This reflected an investment of £6 million in plant property and equipment (2009: £1.2 million) and £3.9 million of expenditure on mines property and development (2009: £0.4 million). The increase in capital expenditure reflects part of the additional investment required to increase production levels to our stated target of 100,000 ounce per annum.

After investing £9.9 million (2009: £1.7 million) in capital expenditure during the year the cash out flows before financing were £6.2 million (2009: £5.9 million).  During the year VGM raised proceeds of £18.6 million cash and cash equivalents strengthening its cash position at August 31, 2010 to £12.8 million, compared with £1.1 million in August 2009.

VGM First Quarter 30th November 2010

For the first quarter ended November 30, 2010, VGM reported that ore mined and delivered increased 12% to 80,914 tonne from 72,444 tonnes in the previous quarter.  The grade delivered was 6.48 g/t, a reduction from the previous quarters 8.81 g/t, as a result of planned increased development which resulted in lower grade development, ore being mined and delivered.

Underground development increased by over 100% to 5,457 metres (2,650 metres in the previous quarter). Accelerated underground development is scheduled until May 2011 in order to increase production to achieve the target 100,000 ounce per year annualised rate.

The first quarter was focused on an intensive development program at the mine in order to overcome the historic shortage of operating areas and to prepare for the increase in production to achieve the planned long term gold production rate. Development was increased over 100%.  However the increase in ore mined was below plan, and gold production for this quarter was marginally lower than forecast.  VGM anticipates that development will be maintained at this increased rate until about May 2011 and as a result expects that gold production will be lower  in the second quarter than the first  quarter.

VGM Production Summary
	Sep 2010- Nov 2010 Q1 (unaudited)	12 Months to Aug 2010 (audited)
Underground Mining / Sulphide Processing
Development (metres)	5,457	8,721
Sulphide Ore delivered (t)	80,914	243,417
Sulphide head grade (g/t)	6 .48	7.43
Oxide Plant
Ore delivered (t)	52,682	198,507
Oxide head grade (g/t)	1.64	1.75
Total (Sulphide + Oxide)
Ore processed (t))	134,646	441,924
Average ore head grade (g/t)	4.49	4.80
Total Recovery (%)	85%	86%
Gold recovered *(oz)	16,565	59,658
Gold shipped (oz)	18,055	54,642
Cash Costs
Cash cost / recovered ounce** (US$)	1,057	810
Cash cost / tonne*** (US$)	130	198
Average realised gold price (US$ / oz)	1,314	1,150
Mine net operating earnings (loss) (£ ,000)	3,221	12,926

Due to changes in the accounting methodology effective as at the beginning of the current financial year, development expenditure carried out in ore is now expensed rather than capitalised, which has increased the reported unit costs

*  includes gold which has been partially processed, but not produced as gold dore or shipped
** excludes amortization and depreciation, unrealised foreign exchange rate movements, provisions, and gold stock movements
*** only includes mining and milling plus royalties

Underground Mining and Development

Ore mined and delivered from underground sources in the quarter increased 12% to 80,914 tonnes from 72,444 tonnes in the previous quarter.  The grade delivered was 6.48 g/t, a reduction from the previous quarter’s grade of 8.81 g/t.  Development increased by over 100% to 5,457 metres (2,650 metres in the previous quarter), this increase is part of the program to establish sufficient operating areas to sustain our long term planned production rate.  The increase in ore delivered from underground sources is attributable to both ore from conventional mining and from development.  The increased development rates, where a large proportion was mined as strike drive development in ore, has resulted in a lower grade of 6.48 g/t of gold.  Strike drive development along the plane of the ore (the strike), provides Vatukoula with both long term access and valuable information on the grade of the ore.

The program to establish sufficient operating areas will continue until the mine is in a position to maintain production at our long term planned rate of 100,000 ounces per annum.  This initiative is currently planned to continue for a further five months and expected to be complete in May 2011.  VGM anticipates that for the second quarter, ending 28 February 2011, development will be maintained at this increased rate and as a result, it is expected that the mined grade, and hence gold production will be lower than in the first quarter.

Surface ore delivered to the oxide plant of 52,682 tonne was slightly below last quarters 54,279 tonne, a 3 percent decline, and the grade delivered was lower at 1.64 g/t compared to 1.75 g/t. The lower delivered tonnage is due to the completion of mining of the low-grade oxide surface stock pile. Surface mining of low grade oxide material continues but it is expected to cease mining and processing of oxide ore in May 2011 when the mine will switch to solely processing higher grade sulphide underground ore.

During the quarter the Vatukoula Treatment Plant processed 134,646 tonne of combined sulphide and oxide ores at an average grade of 4.49 g/t.  Recoveries ran at 84.88% with 16,656 ounces of gold recovered during the quarter. The mine shipped and sold 18,055 ounces of gold during the quarter, as the mine drew down from the gold in the circuit.

VGM First Quarter Financial results and Operating Costs (unaudited)

Mine net operating earnings (unaudited) for the quarter ended November 30, 2010 were recorded at £3.2 million down from £5.5 million (unaudited) in the last quarter.

The average gold price realised for the quarter was US$1,314 per ounce, up from US$1,199 per ounce realised in the previous quarter.  The result of this increase gave the mine similar revenue figures compared to last quarter even with the lower gold sales.

Financial Highlights (unaudited)

	First Quarter ended Nov 2010	Fourth Quarter ended Aug 2010	Third Quarter ended May 2010	12 months ended 31 August 2010
Gold recovered	16,565 ozs	21,107 ozs	13,306 ozs	59,658 ozs
Gold sales	18,055 ozs	19,251 ozs	11,299 oz	54,642 ozs
Average gold price received per ounce	US$1,314	US$1,199	US$1,161	US$1,150
Mine net operating earnings (unaudited)	£ 3.2 million	£ 5.6 million	£ 1.5 million	£12.9 million

Cash operating costs in the quarter increased to US$130 per tonne mined.  The primary driver for these increases was the increase in development that was carried out in ore.  Cash operating costs per ounce of gold recovered were US$1,057 per ounce.  The majority of this increase is primarily attributable to the lower grade ore processed, as part of the development program, which has reduced gold production.  Operating costs increased in the quarter as a consequence of planned accelerated development in the first half of the year and VGM believes that for the full fiscal year ending  August 31, 2011cash costs will be around US$ 785 per ounce of gold.

Exploration

The Vatukoula exploration program encompasses two objectives.  Firstly, to identify and detail new areas for mining and any expansion potential within the Vatukoula mine license area and secondly to undertake regional exploration on the Vatukoula Exploration permits.

An exploration program which focuses on three main targets / types of deposit has been developed.  The first of the targets are potential extensions along strike and down-dip of existing ore bodies. The second set of targets lie within mining leases and special prospecting license and are typical oxide deposits which could be suitable to open pit mining operations. The third and final target group are all on the special prospecting licenses, which have been identified as highly prospective based on both historic drill holes and shallow surface mining.

During the first quarter, studies were initiated which included the integration of all existing data on the extensive exploration undertaken to date on the project.  An exploration group was engaged to assist Vatukoula geologists in identifying and targeting potential exploration sites.

A number of potential exploration targets have been identified both within the mine area, underground and on surface.  Two drill rigs have been commissioned to begin the exploration drilling.  The first will target surface deposits and the second, will target from surface underground extension of known ore deposits and test other targets, which are currently not being mined.

For further information on VGM refer to the company’s website:  www.vgmplc.com.

Outlook

Canadian Zinc’s primary focus during 2011 will be on completing the Environmental Assessment process for the operating permits for the Prairie Creek Mine. It is expected that the EA process will be completed during 2011.

The Company completed a $2.5 million flow-through financing in June, 2010 and a further $2.5 million flow-through financing in December 23, 2010 to fund further exploration at Prairie Creek.  The deep drill exploration program at Prairie Creek will continue in 2011.  In addition further drilling will occur in the northern part of the property.

When the Company receives its operating permits, which is not a certain event, additional financing will be required to bring the mine into commercial production.  This will be very dependent on future market conditions, especially with regard to commodity prices, which may impact the Company’s ability to complete development of Prairie Creek.  The Company is currently evaluating the cost of the future development required at Prairie Creek and currently estimates that an additional $80 - $100 million will be required.  This number, however, is highly uncertain and could materially change based on final project design, permitting conditions and economic circumstances at that time.

SNC Lavalin has been engaged to complete a Feasibility Study on the Prairie Creek Mine since a number of key operating parameters are now, or will shortly be defined.  It is expected that the Feasibility Study will be completed before the end of 2011 and will allow CZN to base financing decisions.

The Company recorded significant gains on its investment in Vatukoula Gold Mines during the year 2010.  At December 31, 2010, the Company’s investment in VGM had a market value of $39.4 million and represents the Company’s largest balance sheet item.  The outlook for this investment is dependent on the ongoing performance of VGM. At March 14, 2011, the market value of the Company’s investment in VGM was $31,815,000.

STRATEGY

Canadian Zinc’s long-term aim has been, and continues to be, to bring the Prairie Creek Mine into production.  CZN is committed to the responsible and sustainable development of the Prairie Creek Mine.  The Company is acutely aware of the ecological value and importance of the area to First Nations, conservationists and the public in general.  CZN intends to operate the Prairie Creek Mine with best available technology and environmental protection so that the temporary impact on the environment during operations are minimal, and long-term effects after closure of the mine will be negligible.  CZN believes that mineral development and conservation of ecological resources need not be mutually exclusive.

The Company’s vision is the development and successful operation of the Prairie Creek Mine with controlled road access, where the ecology is protected, and mineral extraction with its related economic benefits successfully co-exist with traditional aboriginal land uses and the neighboring Nahanni National Park Reserve.

The Company has continued to make progress with its strategy to bring the Prairie Creek Mine into production and, as described in this MD&A, has submitted applications for operating permits which are currently undergoing environmental assessment.  CZN has sought to continue cost-saving measures in the short-term, in order to focus on the currently required key activities and to preserve cash resources.

From time to time Canadian Zinc undertakes evaluations of opportunities to acquire additional mining assets and businesses.  Canadian Zinc believes that acquisition of suitable mining assets or businesses using the Company’s funds could add shareholder value and diversify the interests of the Company.

RISK MANAGEMENT

As described in this MD&A in the section “Risks and Uncertainties,” Canadian Zinc’s activities and status as an exploration / development company expose the Company to a variety of risks, many of which are beyond the direct control of the Company.

However, management has sought to manage risks within its control using several key components:

Corporate Values:  Canadian Zinc promotes its corporate values throughout the Company and has a written Code of Business Conduct and Ethics (the “Code”) that is distributed to all employees and signed by them to acknowledge receipt and compliance with the Code.

Policies:  Canadian Zinc maintains a set of corporate policies designed to provide guidelines and determine authority levels for certain transactions.

Internal Reporting:  Canadian Zinc holds regularly scheduled board meetings and also provides reports, on a monthly basis, to the board of directors.  The Company believes that the frequency of regular reporting and meetings, supplemented by additional meetings as needed, provides for effective and timely risk management and oversight.

Whistleblower System:  Canadian Zinc has a system in place, using a third-party independent service provider, where employees or other interested stakeholders may report any potential ethical concerns.  The reports can be made on a confidential basis and any concerns reported are received by the Chairman of the Audit Committee.  Should a matter be reported, the audit committee has been empowered to seek assistance from any personnel it deems relevant and also external legal counsel.  All employees receive a copy of the whistleblower policy upon commencing employment with Canadian Zinc and are required to acknowledge receipt thereof.

SELECTED ANNUAL FINANCIAL INFORMATION

The following summary financial information has been derived from the financial statements of the Company, which have been prepared in accordance with Canadian GAAP.

(thousands of Canadian dollars	Year ended December 31,
except per share amounts)	2010	2009	2008
Statement of operations
Net income (loss)	$18,407	$(611)	$(4,228)
Basic and diluted income (loss) per share	$0.15	$(0.005)	$(0.04)

Balance sheet
Cash, cash equivalents and short-term investments	$7,364	$7,443	$20,948
Marketable securities	$39,400	$15,382	$2,024
Total assets	$53,463	$29,152	$29,521
Total liabilities	$1,542	$1,639	$1,673
Shareholders’ equity	$51,921	$27,513	$27,848

The Company is at the exploration and development stage and does not generate revenue or cash flows from operations.  The income for the year 2010 and the losses for the years 2009 and 2008 represent administrative expenses and expenditures incurred on the Prairie Creek property, offset in the 2010 and 2009 results by gains on marketable securities.

REVIEW OF FINANCIAL RESULTS

This review of the results of operations should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2010 and other public disclosure documents of the Company.

For the year ended December 31, 2010, the Company reported net income of $18,407,000 compared to a loss of $611,000 for the year ended December 31, 2009.  The increase in net income in 2010 was primarily attributable to gains on the Company’s marketable securities, principally its shares in Vatukoula Gold Mines plc, offset by higher mineral exploration and development expenses.

Mineral Exploration and Development Costs

For the year ended December 31, 2010, the Company expensed $4,181,000 million on its mineral exploration and development programs at Prairie Creek compared to $2,260,000 for the year ended December 31, 2009.  Excluding accretion and depreciation charges relating to the asset retirement obligation and mining plant and equipment of $212,000 in the year ended December 31, 2010 (2009 - $252,000), the exploration and development expenditures for Prairie Creek amounted to $3,969,000 in 2010 compared to $2,008,000 in 2009.  Details of the mineral exploration and development costs are shown in Note 11 to the audited financial statements for the year ended December 31, 2010.

The overall increase in expenditures at the Prairie Creek Mine Site relates primarily to the Company’s summer drill program amounting to $2,001,000 (2009 - $nil). The Company also incurred $1,163,000 (2009 - $1,052,000) related to permitting and environmental matters, which included costs related to studies required for the Company’s Developer’s Assessment Report as filed with the MVEIRB as part of the permitting process for operating permits at Prairie Creek, as well as liaising with local communities and Parks Canada, among others.

As described in this MD&A in the section above entitled “Overview, Review of Activities and Outlook,” the Company considers that it has made continued progress in this area.  However, the process for obtaining operating permits in the Mackenzie Valley in general, and relating to the Prairie Creek Mine in particular, has been marked by long delays and this extended process is expected to continue.  The Company intends to continue to work through the process for obtaining operating permits in 2011 and expects that there will continue to be significant costs associated with the process.  Given the open-ended nature of the permitting process, the Company is not able to provide, with any reasonable assurance, an estimate as to the total costs for obtaining operating permits.

Revenue and Investment Income

The Company is in the development stage and does not generate any cash flows from operations.  To date the Company has not earned any significant revenues other than interest and related investment income.  Investment income for the year ended December 31, 2010 was $48,000 compared to $242,000 for 2009.  The decrease is attributable to the overall decrease in amounts available for investment during the year ended December 31, 2010 compared to the prior year and the continued minimal rates of interest being paid for balances on account with financial institutions.

Administrative Expenses

Administrative expenses (excluding stock-based compensation and depreciation) were largely unchanged for the year ended December 31, 2010 were $1,719,000 compared to $1,728,000 in the year ended December 31, 2009.

Other Income (Expenses)

Stock-based compensation:  In 2010, the Company recorded an expense for stock-based compensation of $1,015,000 (2009 - $288,000) relating to the vesting of stock options granted to directors, officers, employees and contractors.  The stock-based compensation expense value was calculated using the Black-Scholes valuation method with assumptions as described in the ”Critical Accounting Estimates” section to this MD&A.  The assumptions used in the calculation are described in Note 15(a) to the audited financial statements at December 31, 2010.

Gain/loss on marketable securities:  The Company reported overall gains on securities of $25,341,000 for the year ended December 31, 2010 (2009 - $6,102,000).  These gains primarily arose as a result of the increase in quoted prices for the marketable securities in which the Company invested.  During the year ended December 31, 2010, the Company realized gains of $463,000 (2009 - $1,441,000) through the sale of a portion of its marketable securities (which realized gain is included in the overall gain figures reported above).  All the Company’s marketable securities have been designated as held for trading assets by the Company.  The total gain recorded on marketable securities for the year ended December 31, 2010, is based upon the market value of the shares at December 31, 2010 and the actual gains realized during the year.  Further details relating to the Company’s marketable securities are included in Note 6 to the audited financial statements for the year ended December 31, 2010.

Foreign Exchange: The Company incurred a foreign exchange loss of $44,000 for the year ended December 31, 2010 (2009 –$260,000), of which $44,000 was unrealized as at December 31, 2010.  The losses primarily arose as a result of the overall strengthening of the Canadian dollar compared to the U.S. dollar which impacted the carrying value of cash held by the Company in U.S. dollars.

American Eagle Option: During the year ended December 31, 2009, the Company incurred an expense of $1.811,000 million relating to the option to acquire American Eagle Resources Inc., which through its subsidiary owns 100% of the Tuvatu Gold Project in Fiji.  The Company agreed to early termination of the Tuvatu option in exchange for warrants to acquire up to 1,250,000 shares of American Eagle at the lesser of $2 per share or 25% above the price of an initial public offering.  These warrants were written off at December 31, 2009.  The Company also incurred expenditures of $585,000 during the year ended December 31, 2009 relating to evaluation of the Tuvatu property.  There were no costs relating to the American Eagle option in the current fiscal year ending December 31, 2010.

Related Party Transactions

The Company incurred rent expense with a corporation with a common director of the Company in the amount of $24,000 (2009 - $24,000).  These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties. At December 31, 2010, $2,000 relating to amounts owing to related parties was included in accounts payable and accrued liabilities (2009 - $nil). Particulars relating to related party transactions are shown in Note 17 to the audited financial statements for the year ended December 31, 2010.

Income Taxes

The Company is currently not profitable and has recorded a valuation allowance against its future income tax assets.  Following renouncement, in prior years, of flow-through share expenditures, the Company recorded future income tax income as per the reconciliation of income taxes for each of the past three years below:

	2010	2009	2008
Statutory tax rate	29.10%	30.70%	31.00%
Income taxes/(recovery) computed at statutory rates	$5,357	$(187)	$(1,311)
Permanent differences	301	(256)	64
Expired losses	301	183	192
Other	(130)	(7)	118
Investment income subject to capital gains tax rate	(3,620)	-	-
Income tax rate changes	(194)	(75)	403
Change in valuation allowance	(2,015)	342	534
	$-	$-	$-

The Company follows the guidance prescribed by the Canadian Institute of Chartered Accountants (“CICA”) Emerging Issues Committee Recommendation 146, “Flow-through Shares,” such that future income tax income is recognized, and shareholders’ equity reduced, on the day the Company files the tax documents to renounce expenditures with the tax authorities.

SUMMARY OF QUARTERLY RESULTS (UNAUDITED) AND FOURTH QUARTER

(thousands of dollars except per share amounts)
Quarter ended	Investment Income $	Net Income (Loss) $	Net (Loss) Income per Common Share – basic and diluted $
December 31, 2010	12	7,501	0.06
September 30, 2010	12	8,328	0.07
June 30, 2010	14	(4,661)	(0.04)
March 31, 2010	10	7,239	0.06
December 31, 2009	14	(2,487)	(0.021)
September 30, 2009	16	(1,092)	(0.009)
June 30, 2009	82	3,265	0.027
March 31, 2009	130	(297)	(0.002)

The Company’s investment income has generally decreased as a result of lower cash, cash equivalents and short-term investment balances over the past eight quarters as the Company has funded its activities and invested in marketable securities.  In addition, the decline in the rate of return for such investments has remained significantly low following the global economic crisis.

The net income for three of the four quarters in fiscal 2010 largely represents the increase in the fair market value of the Company’s investment in Vatukoula Gold Mines plc. The net loss during the second quarter of fiscal 2010 represents the decrease in the fair market value of the Company’s investment in Vatukoula Gold Mines plc.

The net loss for three of the four quarters in fiscal 2009 largely represents the decrease in the fair market value of the Company’s marketable securities. The net income during the second quarter of fiscal 2009 reflects the increase in fair value of the Company’s investment in Vatukoula Gold Mines plc.

LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES

As at December 31, 2010, the Company had cash and cash equivalents of $4,464,000, short term investments of $2,900,000 and marketable securities of $39,400,000 (for a total of $46,764,000).  The Company also had a positive working capital balance of $46,657,000.  As at December 31, 2009, the Company had cash and cash equivalents of $5,197,000, short term investments of $2,246,000, marketable securities of $15,382,000, and a positive working capital balance of $22,476,000.

The Company’s short term investments at December 31, 2010, consist primarily of Guaranteed Investment Certificates; the Company does not hold, and has never held, any asset-backed commercial paper.  The Company’s accounts payable and accrued liabilities at December 31, 2010 were $242,000 compared to $401,000 as at December 31, 2009.

On June 30, 2010, the Company completed a brokered private placement for total proceeds of $2,500,000 ($2,130,000 net of issuance costs) consisting of 6,250,000 in Flow-Through Shares at $0.40 per share, which must be used for qualifying exploration expenditures.  In consideration of the agent’s services in connection with the private placement, the agents were paid an aggregate cash fee equal to 7% of the gross proceeds raised. In addition, the agents received broker warrants exercisable for common shares of the Company equal in number to 10% of the Flow-Through Common Shares issued. The broker warrants entitle the holder to purchase one common share at a price of $0.40 per common share until June 30, 2012.  A fair value of $114,000 was assigned to the warrants issued and added to the contributed surplus account.

On December 23, 2010, the Company completed a brokered private placement for total proceeds of $2,500,000 ($2,173,000 net of issuance costs) consisting of 3,571,429 in Flow-Through Shares at $0.70 per share, which must be used for qualifying exploration expenditures.  In consideration of the agent’s services in connection with the private placement, the agents were paid an aggregate cash fee equal to 7% of the gross proceeds raised. In addition, the agents received broker warrants exercisable for common shares of the Company equal in number to 10% of the Flow-Through Common Shares issued. The broker warrants entitle the holder to purchase one common share at a price of $0.70 per common share until December 23, 2012. A fair value of $81,000 was assigned to the warrants issued and added to the contributed surplus account.

The net proceeds of both private placements, which must be used for qualifying exploration expenditures, are being used to finance a diamond drill exploration program as described in the “Deep Hole Exploration Program” section of this MD&A.

During the year ended December 31, 2010, 1,196,250 (2009 – nil) stock options with a weighted average exercise price of $0.23 were exercised for proceeds of $277,000 (2009 - $nil).

Canadian Zinc does not generate any cash flows from operations and has no income other than investment income.  The Company relies on equity financings to fund its working capital requirements and planned exploration, development and permitting activities.

The Company believes that the funds available to it remain sufficient for current operations and will enable Canadian Zinc to continue, for at least one year assuming no other factors changed, with the permitting process and limited summer work program for Prairie Creek. However, the Company’s expenditures could increase significantly in the short-term due to factors beyond the Company’s control, such as regulatory matters associated to the permitting process, and in particular, the possibility that external consultants’ time may be required. CZN cannot predict all costs that may be required as a result of external conditions imposed upon it and these expenditures could cause the Company’s cash and cash equivalents resources to be depleted at a faster rate than currently anticipated.

The Company is partially financed through the issuance of flow-through shares, requiring that the Company spend the proceeds for qualified mineral exploration expenses. Moreover, tax rules regarding flow-through investments set deadlines for carrying out the exploration work, subject to penalties if the conditions are not respected.  The Company has until December 31, 2011 to make qualified mineral exploration expenses before being subject to penalties.

Additional capital will be required in order to bring the Prairie Creek Mine into production in the future.  The ability to raise additional finance may be impaired, or such financing may not be available on favorable terms, due to conditions beyond the control of the Company, such as continued uncertainty in the capital markets and depressed commodity prices, or the conditions imposed upon the Company in its operating permits.  This is discussed in more detail in the “Risks and Uncertainties” section in this MD&A.  The Company currently anticipates that, depending on final design and operating permit conditions, the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will be in the area of $80 – 100 million.

The Company currently holds marketable securities in Vatukoula Gold Mines plc.  The investments in VGM were acquired during 2009 and represent 100% of the total market value of CZN’s marketable securities at December 31, 2010.  CZN’s ability to realize these investments (and make a gain) is dependent on the performance of the Company’s shares that have been acquired, which is not certain.  At March 14, 2011 the market value of CZN’s shareholding in Vatukoula Gold Mines was $31,815,000, compared to $39.4 million at December 31, 2010,

The following table reflects the Company’s aggregate financial commitments as of December 31, 2010:

($’000s)	Payment due by period
Contractual Obligations	Total (CDN$)	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligation (1)	261	169	92	-	-
Asset Retirement Obligation (2)	2,350	-	-	-	2,350
Total	2,611	169	92	-	2,350

(1)	Represents obligations under operating leases for office space and equipment.
(2)	The asset retirement obligation represents the undiscounted value of total payments of $2,350,000 which are anticipated to be predominantly incurred at the end of the life of the Prairie Creek Mine.

The table above does not include the annual fees related to the Company’s mining leases, surface leases and mineral claims which total approximately $45,000 per annum and property taxes of approximately $30,000 per annum.

Adoption of New Stock Option Plan

At December 31, 2010, there were 7,500,000 incentive stock options outstanding all of which were granted under the Company’s 2004 Rolling Stock Option Plan (the “2004 Plan”).  At the Annual General Meeting held on June 16, 2010, shareholders approved the adoption of a new incentive stock option plan (the “2010 Plan“). The 2010 Plan is a fixed share stock option plan pursuant to which options on up to 6,000,000 common shares may be issued to directors, officers, employees and service providers of the Company.  No new stock options will be granted under the 2004 Plan, which is a 10% rolling stock option plan, but the 7,500,000 stock options outstanding as at December 31, 2010 under the 2004 Plan will remain outstanding and subject to that plan.  Stock options will only be granted under the 2010 Stock Option Plan to the extent that the aggregate number of options outstanding under the 2010 Plan and the 2004 Plan does not exceed 6,000,000.  As the Company currently has 7,500,000 options outstanding under the 2004 Plan, the Company will not grant options under the 2010 Plan until such time as this number of options outstanding falls below 6,000,000.

FINANCIAL INSTRUMENTS

The Company classifies its financial assets as either held for trading, available-for-sale, or loans and receivables.  Financial liabilities are classified as either held for trading, or loans and receivables.  The Company’s accounting policy for each category of financial instrument is summarized below:

Loans and receivables are initially recognized at fair value including direct and incremental transaction costs and are subsequently measured at amortized cost, using the effective interest method.  The Company has classified its other receivables as loans and receivables.

Held for trading: Financial assets and liabilities that are purchased and incurred with the intention of generating income in the near term are classified as held for trading.  Financial instruments included in this category are initially recognized at fair value and transaction costs are taken directly to net income (loss) along with gains and losses arising from changes in fair value.  Regular-way purchases and sales of financial assets are accounted for on the trade date.  The Company has designated its cash and cash equivalents, short-term investments, marketable securities and restricted cash as held for trading.

Held-to-maturity investments are financial assets with fixed or determinable payments that the Company has the intention and ability to hold to maturity.  These are initially recognized at fair value including direct and incremental transaction costs and are subsequently valued at amortized cost using the effective interest rate method.  The Company has no financial assets classified as held-to-maturity.

Available-for-sale assets are financial assets that are designated as available-for-sale and are not categorized into any other categories as described above.  These assets are initially recognized at fair value including direct and incremental transaction costs and are subsequently held at fair value with gains and losses arising from changes in fair value included in other comprehensive income until ultimate sale when the cumulative gain or loss is transferred to net income.  The Company had no financial assets designated as available-for-sale.

Other liabilities: If not classified as held for trading, financial liabilities are classified as other liabilities.  After initial measurement at fair value, other liabilities are measured at amortized cost using the effective interest rate method.  Gains or losses are recognized in net income (loss) in the period when the liability is derecognized.  The Company has classified its accounts payable and accrued liabilities as other liabilities.

The fair values of the Company’s held for trading (current) assets, such as cash and cash equivalents, short-term investments and marketable securities, equal their carrying values of $46,764,000 at December 31, 2010 (2009 - $22,825,000) as these items are carried (on the balance sheet) at fair values with gains and losses recorded in the statement of operations.  The nature of the Company’s held for trading assets are such that they are valued based upon quoted market prices as at the reporting date

NORMAL COURSE ISSUER BID

Effective June 1, 2010, the Company renewed its normal course issuer bid (the “Bid”) pursuant to which the Company may purchase up to a maximum of 5,000,000 common shares in the capital of the Company. The Bid may be carried out from June 1, 2010 for a period of up to one year. Pursuant to TSX policies, daily purchases made by the Company under the Bid may not exceed 33,038 common shares, subject to certain prescribed exceptions. All common shares purchased pursuant to the Bid will be cancelled and returned to treasury.

During the year ended December 31, 2010, the Company acquired nil (2009 - 68,500) common shares under the Bid for a total cost of $nil (2009 - 12,000). All shares purchased in 2009 under the Company’s normal course issuer bid were cancelled and returned to treasury as soon as practical after the purchase date.

CRITICAL ACCOUNTING ESTIMATES

The Company’s financial statements are prepared in accordance with Canadian GAAP and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities (if any).  The Company’s management makes assumptions that are believed to be reasonable under the circumstances and that are based upon historical experience, current conditions and expert advice.  These estimates are reviewed on an ongoing basis for updated information and facts.  The use of different assumptions would result in different estimates, and actual results may differ from results based on these estimates.

A summary of the Company’s significant accounting policies is included in Notes 2 and 3 to the financial statements for the year ended December 31, 2010.  The following is a discussion of the accounting estimates that are considered by management to be significant in determining the Company’s financial results and position:

Impairment of long-lived assets

The carrying value of resource interests at December 31, 2010 was $5,053,000 (2009 - $5,053,000) and for plant and equipment was $772,000 (2009 - $483,000).  Long-lived assets are tested for impairment whenever events or changes in circumstances indicate the related carrying amounts may not be recoverable.  Impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis are less than the carrying amount of the assets, including resource interests and plant and equipment.  An impairment loss, if any, is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price.

At December 31, 2010, management carried out an impairment review and determined that, notwithstanding the Company’s history of losses, and based upon best estimates available, no impairment of the carrying value of resource interests was indicated.

In assessing the future estimated cash flows management uses various estimates including, but not limited to, future operating and capital costs as well as future commodity prices and estimates based upon indicated and inferred resources.   By their very nature, there can be no assurance that these estimates will actually be reflected in the future construction or operation of the Prairie Creek Mine.  The ultimate recoverability of amounts deferred for resource interests is dependent upon, amongst other things, obtaining the necessary financing to complete the development of, and obtaining the necessary permits to operate, the Prairie Creek mine.

Asset retirement obligation (environmental estimates)

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be determined.  The fair value of the estimated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset when incurred or revised, and amortized over the asset’s estimated useful life.  Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion expenses.  Actual expenditures incurred are charged against the accumulated obligation.  Various assumptions are used in determining the liability including current mine plans, future retirement costs and estimates of resources.  The estimates used require extensive judgment as to the nature, cost and timing of the work to be completed and may change with future changes to cost structures, environmental laws and requirements and remediation practices employed.  Management evaluates the asset retirement obligation estimates at the end of each reporting period to determine whether the estimates continue to be appropriate.

As at December 31, 2010, the Company estimates that the total undiscounted cash flows required to settle the reclamation and remediation obligations at the Prairie Creek Property are $2,350,000 (2009 - $2,383,000), mostly to be incurred at the end of the life of the mine.  These cash flows have been determined to have a present value of $1,300,000 (2009 - $1,238,000) based upon the following assumptions: long-term inflation rate of 2%; a credit-adjusted risk-free discount rate of 6.5%; and a weighted average useful life production facilities and equipment of at least ten years.

Stock-based compensation

The Company applies the fair-value method of accounting for stock-based compensation in accordance with the recommendations of CICA 3870, “Stock-based Compensation and Other Stock-based Payments.” Stock-based compensation expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”).  Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the option expense including the predicted future volatility of the stock price, the risk free interest rate, dividend yield and the expected life of the options. Management has used the following assumptions for its Black-Scholes calculations:

	Years ended December 31,
	2010	2009	2008*
Dividend yield	0%	0%	n/a
Risk free interest rate	1.54% to 2.38%	1.90%	n/a
Expected life	2.5 to 3.5 years	4 years	n/a
Expected volatility	79.5% to 87.0%	83%	n/a

* No stock options were granted in 2008.

Any change in the assumptions used could have a material impact on the fair value of the stock-based compensation value.  In addition, the Black-Scholes option pricing model was developed for options that have characteristics that are materially different to the Company’s stock options, and for purposes other than to determine the fair value to be assigned to stock options.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company adopted various new accounting standards, as described below, during the year ended December 31, 2010.

Business Combinations, Consolidations and Non-controlling Interests:  On January 1, 2010, the Company elected to adopt the recommendations included in CICA Handbook Sections 1582, “Business Combinations,” 1601, “Consolidations” and 1602, “Non-controlling Interests” which replace 1581, “Business Combinations” and 1600, “Consolidated Financial Statements.”  The new standards will only impact the Company’s financial reporting should a future business combination be entered into by Canadian Zinc.

Additional information on the adoption of these accounting standards, and on proposed future standards, can be found in Note 3 to the financial statements for the year ended December 31, 2010.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In February 2008, the CICA Accounting Standards Board confirmed that the use of IFRS will be required in 2011 for public companies in Canada (i.e., IFRS will replace Canadian GAAP for public companies).  The official changeover date will apply for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  IFRS requires that in the year of implementation the comparative financial statements be restated to conform to the standards in place at the end of the year of adoption i.e. IFRS in place at December 31, 2011.

The Company has commenced the process to transition from current Canadian GAAP to IFRS, led by the Company’s CFO.  The transition process consists of three primary phases:

(i) Scoping and Diagnostic Phase:  A preliminary diagnostic review has been completed by the Company, which included the determination, at a high level, of the financial reporting areas most likely to be impacted by IFRS.

(ii) Impact analysis, evaluation and design phase:  In this phase, each area identified during the scoping phase is addressed to determine more specific changes required to existing accounting policies and identify new accounting policies under IFRS.  This phase includes analysis and conclusion on the accounting choices available under IFRS.  The Company has identified key areas that may have a material impact on the Company’s financial statements.  These are discussed in more detail later in this section of the MD&A.

(iii) Implementation and review phase:  This phase will include execution of any changes to business processes and completion of formal documents analyzing the transition to IFRS for approval by the Board of Directors.  It will also include the final production of complete IFRS-compliant financial statements for review by the audit committee.

In order to meet the various timelines and challenges presented by the transition to IFRS, and over-arching the three phases noted above, the Company has considered the elements of a changeover plan and, for Canadian Zinc, considers the following to be the key activities, milestones and status:

Key Activity	Key Milestones	Status
Financial Statement Preparation:

- Identify differences in Canadian GAAP / IFRS accounting policies.
- Select ongoing IFRS policies.
- Select IFRS 1 choices.
- Develop financial statement format.
- Quantify effects of changes in initial IFRS 1 disclosures and 2010 financial statements.

Senior management sign-off and audit committee review for all key accounting policy choices to be concluded by April 2011.

Draft financial statements to be prepared under IFRS format, with IFRS accounting policies.

An analysis, primarily in the form of “white papers”, has been substantially completed.  This includes an analysis and discussion on key differences between Canadian GAAP and IFRS, and documents expected disclosures (such as accounting policies and format under IFRS), IFRS optional exemptions selected by the Company (detailed below) and related issues to be addressed in the Company’s future IFRS financial statements.

An opening balance sheet as at January 1, 2010 under IFRS has been completed and expected disclosures for the Q1 2011 financial statements are expected to be finalized by April 2011.  Once completed, these financial statements may require updating as new IFRS standards are pronounced.

Training:

Canadian Zinc is a relatively small company with limited operations and staff resources. Consideration is to be given to the level of expertise required for:
- Employees in general;
- Senior management and the Board, including the Audit Committee.

In order to manage and assess the IFRS conversion process the Company considers that the following personnel must possess sufficient understanding of IFRS as early as possible:
- CFO
- CEO
- Members of the Audit Committee.
Appropriate levels of expertise are required throughout the IFRS conversion project with ongoing training provided as needed.
The Company has provided time for the CFO and Audit Committee Chairman to attend externally provided IFRS training sessions.

The CEO, and certain other directors, currently sit on the Boards of companies that report under IFRS so possess knowledge of IFRS.

Control Environment - Internal Control over Financial Reporting (ICFR):

For all accounting policy changes identified, the Company will assess ICFR design and effectiveness implications.

Appropriate changes to ICFR will be implemented as appropriate.

Assessment of ICFR has been performed throughout 2010 as the accounting policy changes are being documented and resolved.  The Company plans to be able to test the new ICFR relating to IFRS conversion in April 2011.

At the current time, the Company anticipates that many of its ICFR relating to IFRS will form part of its current financial reporting process controls with the key element being management and board understanding of IFRS.

Control Environment - Disclosure Controls and Procedures:

As the Company progresses through its IFRS conversion process and identifies accounting policy changes, these are to be reported to the public to ensure ongoing communication on the conversion.

Publish the likely impact of conversion on an ongoing basis and revised 2010 results and financial position in public filings during 2011 (i.e. comparative data previously presented under Canadian GAAP will be presented under IFRS).
Brief overview of high-level expected changes to accounting policies is presented in this MD&A (see below).

Business Activities: At the current time, Canadian Zinc has very limited business activities as it continues to seek operating permits for the Prairie Creek Mine site.	Should the business transition to active operations during 2011 and beyond, the Company will seek to adopt accounting policies that comply with IFRS, such as for inventory.	Canadian Zinc will continue to monitor its business activities to determine whether there are changes that will require review under the IFRS conversion process.

Infrastructure – Information Technology:

Canadian Zinc will be required to ensure that its accounting system can capture data that facilitates reporting under IFRS (i.e. information during 2010 that will be reported initially under Canadian GAAP and then under IFRS in 2011 comparatives).
	The Company has ensured data collected in 2010 can be used in both Canadian GAAP and IFRS reporting.	Management has evaluated the changes that are required and have and will continue to capture data in more detailed general ledger accounts.

As discussed in the table above, Canadian Zinc has substantially completed its review of accounting policies and the changes that may be required to current accounting policies under Canadian GAAP.  The following discussion highlights some of the findings of this exercise:

IFRS 1, “First Time Adoption of International Financial Reporting Standards,” provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRSs.  The various accounting policy choices available are being assessed and those determined to be most appropriate will be implemented.  At the current time, CZN expects to apply the following optional exemptions under IFRS 1:

(a)	Share-based payments (stock-based compensation) vested as at December 31, 2009 will not be retrospectively applied;
(b)
financial instruments designated as held for trading under Canadian GAAP will be designated as at fair value through profit or loss (to the extent permitted) in order to maintain the current accounting practice of changes in fair value being reported directly in the statement of operations, and;

(c)	decommissioning liabilities included in the cost of property, plant and equipment will be calculated as permitted under IFRS 1 rather than full retrospective application.

Canadian Zinc has also identified, in broad terms, certain key areas of financial reporting which may be significantly affected by the adoption of IFRS.  These are discussed in the table below:

Standards	Difference from Canadian GAAP	Potential Impact

Presentation and Disclosure	IFRS requires significantly more disclosure than Canadian GAAP for certain standards.	The increased disclosure requirements will cause the Company to change financial reporting processes to ensure the appropriate data is collected.

Stock-based Compensation
Under Canadian GAAP, vesting of employee stock options can be recognized on a straight-line basis whereas IFRS requires that each tranche of stock option vesting is treated as having a separate fair value.

The amount of the expense recognized under IFRS may be different to that under Canadian GAAP and is recognized more up-front.  To minimize future adjustments, the Company has measured all options issued in 2010 in a manner consistent with both IFRS and Canadian GAAP.

Impairment of long-lived assets
IFRS requires the assessment of asset impairment to be based on discounted cash flows while Canadian GAAP only requires discounting if the carrying value of assets exceeds the undiscounted cash flows.

IFRS also requires the reversal of any previous asset impairments, excluding goodwill, where circumstances have changed. GAAP prohibits the reversal of impairment losses.

Based on our technical analysis, we do not anticipate an adjustment for impairment of assets on transition to IFRS.

Asset retirement obligations (ARO)
IFRS requires asset retirement obligations to be adjusted to the discount rate in affect at each balance sheet date while GAAP retains the historical discount rate.  In addition, IFRS requires that ARO are accrued for constructive as well as legal obligations.  Canadian GAAP only requires that legal obligations are included.

The ARO recorded under IFRS may be greater than that under Canadian GAAP and the accounting treatment in the future may see more fluctuations in the amount reported.

At transition date we estimate the adjustment related to the ARO to result in an increase in deficit and a decrease in net assets of $0.4 million.

The above list and related comments should not be regarded as a complete list of changes that will (or could) result from the Company’s transition to IFRS.  It is intended to highlight certain areas that management believes may be most significant.  The standard-setting bodies of Canadian GAAP and IFRS have significant ongoing projects that could affect the ultimate differences between Canadian GAAP and these changes may have a material impact on the Company’s financial statements.  As a result, the final impact on the Company’s financial statements will only be measurable once all of the applicable IFRS standards at the final changeover are known, which is an ongoing process.

RISKS AND UNCERTAINTIES

In conducting its business, Canadian Zinc faces a number of risks and uncertainties, many of which are beyond its ability to control or predict.  Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof.

Investors are urged to review the discussion of risk factors associated with the Company’s business below and as set out in the Company’s Annual Information Form dated March 16, 2011, which has been filed with the Canadian Securities Regulators on SEDAR (www.sedar.com).

The risks below, and as described in the Company’s Annual Information Form and other Canadian and U.S. filings, are not the only risks facing the Company.  Additional risks and uncertainties not currently known to, or that are currently deemed to be immaterial, also may materially affect the Company’s business, financial condition and/or operating results.

Acquisitions

From time to time Canadian Zinc undertakes evaluations of opportunities to acquire additional mining assets and businesses. Any resultant acquisitions, such as those discussed in this MD&A in the “Overview, Review of Activities and Outlook” section, may be significant in size, may change the scale of Canadian Zinc’s business, and may expose Canadian Zinc to new geographic, political, operating financial and geological risks. Canadian Zinc’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, to acquire them on acceptable terms, and integrate their operations successfully with those of Canadian Zinc. Any acquisition would be accompanied by risks, such as a significant decline in metal prices; the ore body proving to be below expectations; the difficulty of assimilating the operation and personnel; the potential disruption of Canadian Zinc’s ongoing business; the inability of management to maximize the financial and strategic position of Canadian Zinc through the successful integration of acquired assets and businesses; the maintenance of uniform standards, control, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and business. In addition Canadian Zinc may need additional capital to finance an acquisition. Debt financing related to any acquisition will expose Canadian Zinc to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that Canadian Zinc would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Vatukoula Gold Mines plc

As discussed in this MD&A, the Company has acquired a significant interest in Vatukoula Gold Mines Plc, which operates the Vatukoula Gold Mine in Fiji. Operations in Fiji add increased risks to the Company’s business affairs. Fiji has experienced political unrest and there may, at times, be challenges to foreign owned companies. In Fiji, VGM expenditures are made in Fijian dollars and revenues are in U.S. dollars. The parent company in the VGM group is based in the United Kingdom and reports in £ Sterling. The impact of foreign exchange fluctuations may have a material impact on the results of operations of VGM. As VGM is operating a working gold mine, it is exposed to risk from changes in commodity prices (notably gold) and also the price of oil on the world markets. Adverse changes in these prices could have a material impact on the operations of VGM.

Political and Legislative

Canadian Zinc conducts its operations in the Mackenzie Valley in the Northwest Territories of Canada in an area which is claimed by the Dehcho First Nations as their traditional territory. The Dehcho have not settled their land claim with the Federal Government of Canada. The Dehcho and the Federal Government both claim legal title to this territory and legal title to the land remains in dispute. The Company’s operations are potentially subject to a number of political, legislative and other risks. Canadian Zinc is not able to determine the impact of political, legislative or other risks on its business or its future financial position.

Canadian Zinc’s operations are exposed to various levels of political, legislative and other risks and uncertainties. These risks and uncertainties include, but are not limited to, cancellation, renegotiation or nullification of existing leases, claims, permits and contracts; expropriation or nationalization of property; changes in laws or regulations; changes in taxation laws or policies; royalty and tax increases or claims by governmental, Aboriginal or other entities; retroactive tax or royalty claims and changing political conditions; government mandated social expenditures; governmental regulations or policies that favour or require the awarding of contracts to local or Aboriginal contractors or require contractors to employ residents of, or purchase supplies from, a particular jurisdiction or area; or that require that an operating project have a local joint venture partner, which may require to be subsidized; and other risks arising out of sovereignty or land claims over the area in which Canadian Zinc’s operations are conducted.

The mining, processing, development and mineral exploration activities of Canadian Zinc are subject to extensive federal, territorial and local laws and regulations, including various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use and other matters. Such laws and regulations are subject to change and can become more stringent and costly over time. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration, production or development. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a substantial adverse impact on Canadian Zinc.

In 1998 - 2000 there was a major change to the legislative and regulatory framework and regulations in the Mackenzie Valley. There can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on the Company’s activities and/or its financial condition.

In relation to the Northwest Territories specifically, a number of policy and social issues exist which increase Canadian Zinc’s political and legislative risk.  The Government of Canada is facing legal and political issues, such as land claims and social issues, all of which may impact future operations.  This political climate increases the risk of the Government making changes in the future to its position on issues such as mining rights and land tenure, which in turn may adversely affect Canadian Zinc’s operations.  Future government actions cannot be predicted, but may impact the operation and regulation of the Prairie Creek mine.  Changes, if any, in Government policies, or shifts in local political attitude in the Northwest Territories may adversely affect Canadian Zinc’s operations or business.

Canadian Zinc’s exploration, development and production activities may be substantially affected by factors beyond Canadian Zinc’s control, any of which could materially adversely affect Canadian Zinc’s financial position or results of operations.  The occurrence of these various factors and uncertainties cannot be accurately predicted.  The Company is not able to determine the impact of these risks on its business.

Permitting, Environmental and Other Regulatory Requirements

The operations of Canadian Zinc require licences and permits from various governmental and regulatory authorities. Canadian Zinc believes that it is presently complying in all material respects with the terms of its current licences and permits. However, such licences and permits are subject to change in various circumstances. Canadian Zinc does not hold all necessary licences and permits under applicable laws and regulations for the operation of the Prairie Creek mine. There can be no guarantee Canadian Zinc will be able to obtain or maintain all necessary licences and permits as are required to explore and develop its properties, commence construction or operation of mining facilities or properties under exploration or development, or to obtain them within a reasonable time.

The Prairie Creek Project is located in an environmentally sensitive and remote area in the Mackenzie Mountains of the Northwest Territories, within the watershed of the South Nahanni River. The South Nahanni River is considered to be of global significance, is highly valued as a wilderness recreation river and is a designated World Heritage Site. The South Nahanni River flows through the Nahanni National Park Reserve.

The Prairie Creek mine is encircled by the newly expanded Nahanni National Park Reserve, however an area of approximately 300 square kilometres immediately surrounding the Prairie Creek Mine is specifically excluded from the Park. In 2009 new legislation entitled “An Act to Amend the Canada National Parks Act to enlarge Nahanni National Park Reserve of Canada” was enacted, which also authorized the Minister of Environment to enter into leases, licences of occupation or easements over Nahanni Park lands for the purposes of a mining access road leading to the Prairie Creek Mine Area, including the sites of storage and other facilities connected with that road. The Company will require permits from the Minister of Environment and / or the Parks Canada Agency for the purposes of accessing the Prairie Creek Mine Area. There can be no guarantee Canadian Zinc will be able to obtain or maintain all necessary permits or to obtain them within a reasonable time or on acceptable terms.

The Company has experienced long delays in obtaining permits to date. The Company anticipates continuing difficulties and delays with its permitting activities and faces ongoing opposition and legal challenges from certain interests.

Canadian Zinc’s activities are subject to extensive federal, provincial, territorial and local laws and regulations governing environmental protection and employee health and safety.  Canadian Zinc is required to obtain governmental permits and provide bonding requirements under federal and territorial water and mine regulations.  All phases of Canadian Zinc’s operations are subject to environmental regulation.  These regulations mandate, among other things, the maintenance of water and air quality standards and land reclamation.  They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, and more stringent environmental assessments of proposed projects.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect Canadian Zinc’s operations.

Environmental laws and regulations are complex and have tended to become more stringent over time. These laws are continuously evolving. Any changes in such laws, or in the environmental conditions at Prairie Creek, could have a material adverse effect on Canadian Zinc’s financial condition, liquidity or results of operations. Canadian Zinc is not able to determine the impact of any future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take. The Company does not currently consider that its expenditures required to maintain ongoing environmental monitoring obligations at the Prairie Creek Mine are material to the results and financial condition of the Company. However, these costs could become material in the future and would be reported in the Company’s public filings at that time.

Although Canadian Zinc makes provision for reclamation costs, it cannot be assured that such provision is adequate to discharge its obligations for these costs. As environmental protection laws and administrative policies change, Canadian Zinc will revise the estimate of its total obligations and may be obliged to make further provisions or provide further security for mine reclamation costs. The ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain. Additional discussion on the impact of reclamation costs is included in this MD&A in the section “Critical Accounting Estimates - Asset retirement obligation (environmental estimates).”

Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on the Prairie Creek Property the Company must obtain regulatory approval, permits and licences and there is no assurance that such approvals will be obtained. No assurance can be given that new rules and regulations will not be enacted or made, or that existing rules and regulations will not be applied, in a manner which could limit or curtail production or development.

Regulatory approvals and permits are currently, and will in the future be, required in connection with Canadian Zinc’s operations. To the extent such approvals are required and not obtained, Canadian Zinc may be curtailed or prohibited from proceeding with planned exploration or development of its mineral properties or from continuing its mining operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Canadian Zinc has been or will be at all times in complete compliance with all such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Canadian Zinc’s business, results of operations or financial condition. Environmental hazards may exist on the properties on which Canadian Zinc holds interests which are unknown to Canadian Zinc at present and which have been caused by previous owners or operators of the properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Canadian Zinc Corporation and cause increases in exploration expenses, capital expenditures or production costs or require abandonment or delays in the development of mining properties.

The Prairie Creek project has, on numerous occasions, experienced significant delays in obtaining permits and licences necessary for the conduct of its operations. If at any time in the future permits essential to operations are not obtained, or not obtained in a timely manner, or exemptions not granted, there is a risk that the Prairie Creek Mine may not be able to operate.

Metal Prices and Market Sentiment

The market price of metals and minerals is volatile and cannot be controlled. Metal prices have fluctuated widely, particularly in recent years. If the price of metals and minerals should drop significantly, as occurred in late 2008, the economic prospects for the Prairie Creek Project could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are delineated, a profitable market may exist for the sale of products, including concentrates from that ore. Factors beyond the control of the Company may affect the marketability of any minerals discovered or concentrates produced. The marketability of minerals is affected by numerous other factors beyond the control of the Company, including quality issues, impurities, government regulations, royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted. Factors tending to affect the price of metals include:

•	The relative strength of the U.S. dollar against other currencies;
•	Government monetary and fiscal policies;
•	Expectations of the future rate of global monetary inflation and interest rates;
•	General economic conditions and the perception of risk in capital markets;
•	Political conditions including the threat of terrorism or war;
•	Speculative trading;
•	Investment and industrial demand; and
•	Global production and inventory stocks.

The effects of these factors, individually or in aggregate, on the prices of zinc, lead and/or silver is impossible to predict with accuracy. Fluctuations in metal prices may adversely affect Canadian Zinc’s financial performance and results of operations. Further, if the market price of zinc, lead and/or silver falls or remains depressed, Canadian Zinc may experience losses or asset write-downs and may curtail or suspend some or all of its exploration, development and mining activities.

Furthermore, sustained low metal prices can halt or delay the development of new projects; reduce funds available for mineral exploration and may result in the recording of a write-down of mining interests due to the determination that future cash flows would not be expected to recover the carrying value.

Metal prices fluctuate widely and are affected by numerous factors beyond Canadian Zinc’s control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major mineral and metal producing countries throughout the world.  Future production from Canadian Zinc’s mining property is dependent on mineral prices that are adequate to make these properties economic.  The prices of metals have fluctuated widely in recent years, and future or continued serious price declines could cause continued development of and commercial production from Canadian Zinc’s properties to be impracticable.  Depending on the price of metal, cash flow from mining operations may not be sufficient and Canadian Zinc could be forced to discontinue production and may lose its interest in, or may be forced to sell, its properties.

In addition to adversely affecting Canadian Zinc’s reserve or resource estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project.  The need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Currency fluctuations may affect the costs that Canadian Zinc incurs at its operations.  Zinc, lead and silver are sold throughout the world based principally on the U.S. dollar price, but operating expenses are incurred in currencies other than the U.S. dollar.  Appreciation of the Canadian dollar against the U.S. dollar increases the cost of production in U.S. dollar terms at mines located in Canada.

The development of the Company’s properties will depend upon the Company’s ability to obtain financing through private placement financing, public financing, the joint venturing of projects, bank financing or other means.  There is no assurance that the Company will be successful in obtaining the required financing.

Securities of junior and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and global and market perceptions of the attractiveness of particular industries. The share price of Canadian Zinc is likely to be significantly affected by short-term changes in metal prices. Other factors unrelated to Canadian Zinc’s performance that may have an effect on the price of its shares include the following: the extent of analytical coverage available to investors concerning Canadian Zinc’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of common shares; the size of Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the common shares that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Company’s shares at any given point in time may not accurately reflect Canadian Zinc’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Canadian Zinc may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The development and exploration of Canadian Zinc’s property will require substantial additional financing. Failure to obtain sufficient financing will result in delaying or indefinite postponement of exploration, development or production on Canadian Zinc’s property or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be favourable to Canadian Zinc.

Exploration and Development

The business of exploring for minerals and mining involves a high degree of risk.  There is no assurance the Company’s mineral exploration activities will be successful.  Few properties that are explored are ultimately developed into producing mines.  In exploring and developing its mineral deposits the Company is subjected to an array of complex economic factors and technical considerations.  Unusual or unexpected formations, formation pressures, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, environmental hazards, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration and development programs.  Such risks could materially adversely affect the business or the financial performance of the Company.

There is no certainty that the expenditures made by Canadian Zinc towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.  The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate.  Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.  It is impossible to ensure that the exploration or development programs planned by Canadian Zinc will result in a profitable commercial mining operation.  Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Canadian Zinc not receiving an adequate return on invested capital.

A specific risk associated with the Prairie Creek Property is its remote location.  Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure.  Reliable roads, bridges, power sources and water supply are important factors, which affect capital and operating costs.  Unusual or infrequent weather phenomena, government or other interference in the maintenance or provision of such infrastructure could adversely affect Canadian Zinc’s operations, financial condition and results of operations.

The development plan for the Prairie Creek Project is based upon a Project Description Report prepared internally by the Company, with the assistance of outside consultants, in 2008. The Project Description Report is not a Feasibility Study. The Project Description Report outlined the plan for the development of the Prairie Creek Project based on the historical development and existing infrastructure at the Prairie Creek Property and on the Resource Estimation in the 2007 NI 43-101 Technical Report. The resource estimation in the Technical Report does not constitute mineable reserves. The historical development was carried out principally in 1980 to 1982 and the infrastructure, including the mill, was constructed in the same period based on a feasibility study prepared by Kilborn Engineering (Pacific) Limited in 1980. The Kilborn feasibility study is outdated and cannot be relied upon. The existing infrastructure, including the mill, buildings, camp etc. is over twenty-five years old and, although it has been held under care and maintenance, it has lain idle for more than twenty-five years and was never operated. There is significant risk attached to the proposed operation of aged equipment.

Mining operations generally involve a high degree of risk. Canadian Zinc’s mining operations will be subject to all the hazards and risks normally encountered in the development and production of minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Mining and milling operations are subject to hazards such as equipment failure or failure of retaining dams around waste disposal areas, which may result in environmental pollution and consequent liability.

Uncertainty in the Estimation of Mineral Resources

The figures for Mineral Resources contained in this document are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Resources can be mined or processed profitably.  There are numerous uncertainties inherent in estimating Mineral Resources, including many factors beyond Canadian Zinc’s control.  Such estimation is a subjective process, and the accuracy of any resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.  In addition, there can be no assurance that mineral or metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Inferred mineral resources do not have demonstrated economic viability.  Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured and indicated mineral resources as a result of continued exploration.

Fluctuation in metal prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of any such resource or reserve estimate.  The volume and grade of resources mined and processed and recovery rates may not be the same as currently anticipated.  Any material reductions in estimates of Mineral Resources, or of Canadian Zinc’s ability to extract these Mineral Resources, could have a material adverse effect on Canadian Zinc’s results of operations and financial condition.

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data which may prove to be unreliable.  Future production could differ dramatically from mineral resource estimates for many reasons including the following:

• Mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
• Declines in the market price of metals may render the mining of some or all of Canadian Zinc’s mineral resources uneconomic;
• Increases in operating mining costs and processing costs could adversely affect mineral reserves or resources; and
• The grade of mineral reserves or resources may vary significantly from time to time and there can be no assurance that any particular level of metal may be recovered from the mineral reserves or resources.

Any of these factors may require Canadian Zinc to reduce its mineral reserve or mineral resources estimates.

Insurance and Uninsured Risks

Canadian Zinc’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes.  Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Canadian Zinc’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Canadian Zinc maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with the Company’s mining operations.  Canadian Zinc may also be unable to maintain insurance to cover these risks at economically feasible premiums.  Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.  Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Canadian Zinc or to other companies in the mining industry on acceptable terms.  In particular, the Company is not insured for environmental liability or earthquake damage.

Canadian Zinc might also become subject to liability for pollution or other hazards which may not be insured against, or which Canadian Zinc may elect not to insure against, because of premium costs or other reasons.  Losses from these events may cause Canadian Zinc to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Executives and Conflicts of Interest

Canadian Zinc is dependent on the services of key executives, including the President and Chief Executive Officer and the Vice President of Exploration and Chief Operating Officer of the Company, and a small number of other skilled and experienced executives and personnel.  Due to the relatively small size of the Company, the loss of these persons or Canadian Zinc’s inability to attract and retain additional highly skilled or experienced employees may adversely affect its business and future operations.

Certain of the directors and officers of the Company also serve as directors and/or officers of, or have significant shareholdings in, other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict.  Two directors of Canadian Zinc also serve as directors of Vatukoula Gold Mines Plc.  Any decision made by any of such directors and officers involving Canadian Zinc will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders.  In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

To the extent that such other companies may participate in ventures in which Canadian Zinc may participate, the directors of Canadian Zinc may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for the approval of such participation or such terms.

From time to time several companies may collectively participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not Canadian Zinc will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Title Matters

Mining leases and surface leases issued to the Company by the Federal Government have been surveyed but other parties may dispute the Company’s title to its mining properties.  The mining claims in which the Company has an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt.  These claims have not been converted to lease, and are, accordingly, subject to regular compliance with assessment work requirements.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

While the Company has investigated its title to all its mining leases, surface leases and mining claims and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title and title may be affected by undetected defects.  The validity and ownership of mining property holdings can be uncertain and may be contested.  There are currently a number of pending Aboriginal or Native title or Treaty or traditional land ownership claims relating to Northwest Territories.  The Company’s properties at Prairie Creek are subject to Aboriginal or Native land claims.  Title insurance generally is not available, and Canadian Zinc’s ability to ensure that it has obtained secure title to individual mineral properties or mining concessions may be severely constrained.  Canadian Zinc’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including Native land claims, and title may be affected by, among other things, undetected defects.  No assurances can be given that there are no title defects affecting such properties.

Competition

The mining industry is competitive in all of its phases.  There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential.  Canadian Zinc faces strong competition from other mining companies in connection with the acquisition of properties, mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.  Many of these companies have greater financial resources, operational experience and technical capabilities than Canadian Zinc.  As a result of this competition, Canadian Zinc may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all.  Consequently, Canadian Zinc’s operations and financial condition could be materially adversely affected.

Requirements of the Sarbanes-Oxley Act and Similar Canadian Regulations

Since 2007, the Company has documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”).  As of December 31, 2010, SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation by the Company’s independent auditors addressing internal controls over financial reporting.

Due to its size, its limited staff resources and financial constraints, the Company is exposed to certain potential deficiencies in its internal controls over financial reporting.  If the Company is unable to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX.  The Company’s inability to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares.  In addition, any inability to implement required new or improved controls, or difficulties encountered in their implementation, could impact the Company’s operating results or cause it to be unable to meet its reporting obligations.  Future acquisitions (if any) may provide the Company with challenges in implementing the required processes, procedures and controls in the acquired operations.  Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported.  The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments.  In addition, as the Company continues to develop, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to enhance its internal controls over financial reporting.  Although the Company will be required to devote substantial time and will incur substantial costs, as necessary, in an effort to ensure ongoing compliance, the Company cannot be certain that it will be successful in continuing to comply with Section 404 of SOX.

History of Losses and No Assurance of Profitable Operations

The Company has incurred losses since inception of $28,331,000 through December 31, 2010.  There can be no assurance that the Company will be able to operate profitably during future periods.  If the Company is unable to operate profitably during future periods, and is not successful in obtaining additional financing, the Company could be forced to cease its exploration and development plans as a result of lacking sufficient cash resources.

Shareholder Dilution

As of December 31, 2010, there were 130,448,492 common shares outstanding.  As of December 31, 2010, the Company had 7,500,000 share purchase options and 431,893 warrants outstanding allowing the holders to purchase 7,931,893 common shares.  Directors and officers of the Company hold 5,550,000 of these share purchase options, contractors and employees of the Company hold 1,950,000 share purchase options and brokers hold 431,893 share purchase warrants.  The exercise of all of the existing share purchase options and warrants would result in percentage ownership dilution to the existing shareholders.

Potential Future Equity Financings

The Company has used equity financing in order to meet its needs for capital and may engage in equity financings during future periods.  Subsequent issuances of equity securities or securities convertible into or exchangeable or exercisable for equity securities would result in further percentage ownership dilution to existing shareholders and could depress the price of the Company’s shares.

Dividend Policy

No dividends have been paid by the Company to date.  The Company anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business and the Company does not intend to declare or pay any cash dividends in the foreseeable future.  Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

OTHER INFORMATION

The Company has not entered into any off-balance sheet arrangements.

As at March 16, 2011, the Company had the following securities issued and outstanding:

Common shares	130,689,242
Common share purchase options	7,622,500	exercisable between $0.23 - $0.94 per share

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.

Based on current securities legislation in Canada and the United States, the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of the Company have evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of December 31, 2010, and have concluded that such disclosure controls and procedures were operating effectively at that date.

There were no significant changes to the Company’s disclosure controls process during the year ended December 31, 2010.

It should be noted that, while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures can prevent all errors or mistakes.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal controls over financial reporting

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with GAAP.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities.  The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.

There are inherent limitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected.  Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation.  Furthermore, the effectiveness of internal controls can change with circumstances.  The Company has paid particular attention to segregation of duties matters surrounding its internal controls over financial reporting as the Company has only limited staff resources at the present time such that “ideal” segregation of duties is not feasible.  This risk is dealt with by management identified compensating controls such as Board or senior management review where appropriate.  At the present time, the Company does not anticipate hiring additional accounting or administrative staff as this is not considered necessary or practical and accordingly, will continue to rely on review procedures to detect potential misstatements in reporting of material to the public.

The CEO and the CFO have evaluated the design and effectiveness of internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on this evaluation, as at December 31, 2010, the Company believes that its internal controls over financial reporting were designed and operating effectively to provide reasonable, but not absolute, assurance that the objectives of the control system are met.

The Company’s management, including the CEO and CFO, believe that any internal controls over financial reporting, including those systems determined to be effective and no matter how well conceived and operated, have inherent limitations and can provide only reasonable, not absolute, assurance that the objectives of the control system are met with respect to financial statement preparation and presentation. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Ernst & Young LLP, an independent registered public accounting firm, has audited the financial statements for the year ended December 31, 2010, and expressed an unqualified opinion thereon.  Ernst & Young LLP has also expressed an unqualified opinion on the Company’s internal control over financial reporting as of December 31, 2010.

Changes in internal controls over financial reporting

The Company continues to review and assess its internal controls over financial reporting. There were no significant changes made to internal controls over financial reporting during the year ended December 31, 2010.  Subsequent to the end of the year the Company appointed a new Chief Financial Officer to replace the previous incumbent who had resigned to take up another employment position.

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